Exhibit 99.1

FOURTH QUARTER REPORT FOR PERIOD ENDED 31 DECEMBER 2025

ASX: WDS | NYSE: WDS

Wednesday, 28 January 2026

Strong performance underpins a year of record production

Performance highlights

•	Delivered record full-year production of 198.8 MMboe (545 Mboe/d), exceeding 2025 production guidance.

•	Quarterly production of 48.9 MMboe (531 Mboe/d), down 4% from Q3 2025, driven by seasonal weather impacts and lower Australian east-coast demand.

•	Delivered strong oil asset performance with 99.2% reliability at Sangomar and 98% reliability at Shenzi.

•	Achieved a second consecutive quarter of 100% reliability at Pluto LNG and 99.8% reliability at the North West Shelf Project.

•	Achieved an average realised quarterly price of $57/boe, down 5% from Q3 2025 reflecting lower oil-linked and gas pricing.

Project highlights

•

The Scarborough Energy Project was 94% complete, and is on budget and on track for first LNG in Q4 2026. The Scarborough Floating Production Unit (FPU) departed China and subsequent to the period arrived in Australia.

•	The Beaumont New Ammonia Project achieved targeted first ammonia production in December.

•	The Trion Project was 50% complete, and remains on target for first oil in 2028.

•	The Louisiana LNG Project, comprising three trains, was 22% complete; Train 1 was 28% complete. The project is targeting first LNG in 2029.

•	Approved the Greater Western Flank Phase 4 Project, a subsea tie-back investment to the existing North West Shelf Project.

Business and portfolio highlights

•	Completed the sell-down of a 10% interest in Louisiana LNG LLC (HoldCo) and an 80% interest and transfer of operatorship in Driftwood Pipeline LLC (PipelineCo) to Williams.

•	Finalised agreements to extend gas flows from Pluto through the Pluto-KGP Interconnector until 2029.

•	Entered into sale and purchase agreements with SK Gas International, BOTAŞ and subsequent to the period, JERA for the long-term supply of LNG.

•	Appointed Liz Westcott as Acting CEO, following the resignation of Meg O’Neill.

2025 full-year guidance		Guidance	Preliminary 2025 full-year result[1]	Comments

Production	MMboe	192 - 197	198.8	Strong production performance across assets
Unit production cost	$/boe	7.6 - 8.1	~7.8

Property, plant and equipment depreciation and amortisation	$ million	4,800 - 5,100	~5,050

Exploration expenditure	$ million	200	~200

Payments for restoration	$ million	700 - 1,000	~850

Gas hub exposure[2]	% of produced LNG	27 - 31	~30

Capital expenditure (excluding Louisiana LNG)[3]	$ million	3,700 - 4,000	~3,780

Louisiana LNG capital expenditure[4]	$ million	1,000 - 1,200	~930	Preliminary full-year result includes the sell-down to Williams

1 The line-item guidance provided above is preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

2 Gas hub indices include Japan Korea Marker (JKM), Title Transfer Facility (TTF) and National Balancing Point (NBP). It excludes Henry Hub.

3 Capital expenditure includes the following participating interests; Scarborough (74.9%), Pluto Train 2 (51%) and Trion (60%). It excludes the payment of Beaumont New Ammonia acquisition consideration and Louisiana LNG expenditure.

4 Louisiana LNG guidance assumed 100% Louisiana LNG LLC, 60% Louisiana LNG Infrastructure LLC and 100% Driftwood Pipeline LLC. The preliminary 2025 results reflect the additional sell-down to Williams of 10% Louisiana LNG LLC and 80% of Driftwood Pipeline LLC.

1	Fourth quarter report for period ended 31 December 2025

Woodside Acting CEO Liz Westcott said the company delivered strongly against its 2025 business objectives, outperforming production guidance while advancing key growth projects.

“We achieved record annual production of 198.8 million barrels of oil equivalent in 2025. This performance was driven by sustained plateau production at Sangomar through late October and Pluto LNG operating at 100% reliability for the second half of the year.

“In recent days we marked a special milestone for the Scarborough Energy Project with the safe arrival of the floating production unit at the field and commencement of hook-up activities. The project was 94% complete at the end of the year and remains on budget and on target for first LNG cargo in Q4 2026.

“In late December first production was achieved at Beaumont New Ammonia. Final project commissioning will continue through early 2026 ahead of project completion and Woodside assuming operational control. Production will commence with conventional ammonia with lower-carbon ammonia planned for 2H 2026.

“Woodside has finalised agreements with leading global customers to supply conventional ammonia from Beaumont. These deliveries will commence in 2026 and continue through year-end, under contracts that reflect prevailing market prices.

“We also continued to progress our major development pipeline, with the three-train foundation phase of the Louisiana LNG Project reaching 22% completion at quarter-end, targeting first LNG in 2029.

“During the period Woodside entered a strategic partnership with leading US gas infrastructure company Williams, selling a 10% interest in the Louisiana LNG HoldCo and an 80% operating interest in PipelineCo, further demonstrating the quality of the project. Under the transaction, Williams will contribute approximately $1.9 billion in capital expenditure and assume offtake obligations for 10% of Louisiana LNG’s produced volumes.

“The Trion Project in Mexico was 50% complete at the end of the year, with hull assembly and installation of all critical equipment on the topside’s modules now completed.

“Also during the quarter, we took a final investment decision to develop the North West Shelf Project’s Greater Western Flank Phase 4. The project extends production from the North West Shelf by around one year and delivers an internal rate of return of approximately 30%.5

“During the period we signed long term LNG sale and purchase agreements with SK Gas International and BOTAŞ, supplied from Woodside’s global portfolio including LALNG, evidencing the value customers place on our product.

“Woodside strengthened its position in the Gulf of America as the successful bidder on eight exploration blocks.6

“We are looking forward to first LNG from Scarborough in the fourth quarter of this year. Our 2026 volume guidance of 172 - 186 MMboe reflects planned down time at Pluto as we prepare the facility to begin processing Scarborough gas and for first LNG cargo in Q4 2026.

“Woodside continues to execute our strategy as outlined at our recent Capital Markets Day. The executive team and I remain focused on safely delivering our operations and projects while maintaining rigorous cost management during the CEO transition period.”

5 Figures are Woodside share, 50% interest. Capital expenditure is post final investment decision. Subject to the completion of the Woodside and Chevron asset swap. Refer to the announcement titled ‘Woodside simplifies portfolio and unlocks long-term value’, dated 19 December 2024. IRR and the payback period are a look forward from January 2025. Payback period is calculated from undiscounted cash flows, RFSU + approximately 2 years.

6 Lease issuance is pending final payment and regulatory approval.

2	Fourth quarter report for period ended 31 December 2025

Comparative performance at a glance

		Q4 2025	Q3 2025	Change %	Q4 2024	Change %	YTD 2025	YTD 2024	Change %

Revenue[7,8]	$ million	3,035	3,359	(10%)	3,484	(13%)	12,984	13,179	(1%)
Production[9]	MMboe	48.9	50.8	(4%)	51.4	(5%)	198.8	193.9	3%

Gas	MMscf/d	1,709	1,827	(6%)	1,909	(10%)	1,800	1,931	(7%)

Liquids	Mbbl/d	232	231	—	224	4%	229	191	20%

Total	Mboe/d	531	552	(4%)	559	(5%)	545	530	3%
Sales[10,11]	MMboe	52.4	55.1	(5%)	54.1	(3%)	212.2	204.0	4%

Gas	MMscf/d	1,924	2,122	(9%)	2,129	(10%)	2,018	2,092	(4%)

Liquids	Mbbl/d	232	226	3%	214	8%	228	190	20%

Total	Mboe/d	569	599	(5%)	588	(3%)	581	557	4%

Average realised price[7,8,10]	$/boe	57	60	(5%)	63	(10%)	60	63	(5%)
Capital expenditure[8]	$million	822	1,323	(38%)	2,681	(69%)	4,703	8,104	(42%)

Capex excluding	$ million	954	1,047	(9%)	1,396	(32%)	3,774	4,919	(23%)
Louisiana LNG[12]

Louisiana LNG[13]	$ million	(132)	276	(148%)	219	(160%)	929	219	324%

Acquisitions[14]	$million	—	—	—	1,066	(100%)	—	2,966	(100%)

Operations

Pluto LNG

•	Achieved second consecutive quarterly LNG reliability of 100%.

•

Finalised commercial and government agreements to extend gas flows through the Pluto-KGP Interconnector until 2029, enabling continued acceleration of LNG and domestic gas production from Pluto feed gas. The extended Interconnector arrangements provide for the processing of approximately 2.8 million tonnes of additional LNG in aggregate and approximately 22.9 PJ of additional gas for the WA domestic gas market.

North West Shelf (NWS) Project

•	Achieved quarterly LNG reliability of 99.8%.

•	Achieved final investment decision on the Greater Western Flank Phase 4 (GWF-4) Project:

○	GWF-4 is a five-well subsea tieback with start-up targeted for 2028. Expected IRR >30% and an estimated payback period of approximately two years.[15]

○	Expected capital expenditure of approximately $700 million.[15]

○	Proved plus probable (2P) undeveloped reserves for GWF-4 Project are 100 MMboe gross (Woodside share 31 MMboe).[16]

•	Commenced processing of Waitsia Stage 2 gas via NWS facilities.

7 Results are preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

8 Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $14 million in Q4 2024 and $28 million in YTD 2024. These amounts are included within other income/(expenses) in the Financial Statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

9 Q4 2025 includes 0.27 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector. Percent change in total production may differ from percent change in daily production due to the number of days in each quarter.

10 Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.23 MMboe in Q4 2024 and 0.43 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

11 Restated additional volumes of 0.09 MMboe in Q1 2025, 0.10 MMboe in Q2 2025 and 0.09 MMboe in Q3 2025 to reflect a revised MMBtu to boe conversion factor.

12 Includes capital additions on property plant and equipment, evaluation capitalised and other corporate spend. Exploration capitalised has been reclassified from capital expenditure to other expenditure.

13 Capital expenditure for Louisiana LNG is presented as a net figure inclusive of capital contributions received from Stonepeak and Williams for the development of Louisiana LNG. Q4 2025 includes a $600 million cash contribution.

14 Purchase consideration for Beaumont New Ammonia and Louisiana LNG.

15 Figures are Woodside share, 50% interest. Capital expenditure is post final investment decision. Subject to the completion of the Woodside and Chevron asset swap. Refer to the announcement titled ‘Woodside simplifies portfolio and unlocks long-term value’, dated 19 December 2024. IRR and the payback period are a look forward from January 2025. Payback period is calculated from undiscounted cash flows, RFSU + approximately 2 years.

16 Gross proved plus probable undeveloped reserves includes 7 MMboe of fuel consumed in operations. Woodside share is shown at current equity of ~31% and includes 2 MMboe of fuel consumed in operations.

3	Fourth quarter report for period ended 31 December 2025

•

Following receipt of the final environmental approval from the Australian Government on the North West Shelf Project Extension in Q3 2025, three legal proceedings were commenced in the Federal Court of Australia, challenging the Australian Government’s decision to approve the NWS Project Extension. This is in addition to one legal proceeding in the Western Australian Supreme Court challenging the State Government’s environmental approval for the NWS Project Extension. These proceedings were ongoing at the end of the period.

Wheatstone and Julimar-Brunello

•

Progressed the Julimar Development Phase 3 (JDP3) Project with three wells drilled during the period. Two wells were successfully completed and the third, an exploration target, was assessed as non-commercial.

•	Drilling and completion of the remaining well and start-up of the JDP3 Project is targeted in 2026 as a condition precedent to the asset swap with Chevron.

•	Completion of the asset swap with Chevron remains on target for H2 2026.[17]

Bass Strait

•	Preparation for transfer of operatorship of the Bass Strait assets from ExxonMobil Australia to Woodside is progressing, with completion targeted for H2 2026.[18]

•	Delivered reliability of 90.5% during the quarter and executed a planned shutdown of the Marlin Complex as part of the Turrum Phase 3 project.

•	Commenced drilling the first of five wells for the Turrum Phase 3 project, with expected completion in 2026.

•	Completed the Kipper 1B project, with production reaching full capacity.

Sangomar

•	Achieved average daily production rate of 99 Mbbl/d (100% basis, 84 Mbbl/d Woodside share) at 99.2% reliability.

•	Production remained on plateau until late October 2025 as expected with the facility continuing to perform strongly as it transitions to post-plateau operating rates.

United States of America

•	Achieved continued strong quarterly production at Shenzi, supported by reliability of 98%.

•	Achieved first production from the Atlantis Drill Center 1 Expansion Project in December, two months ahead of plan.

•	Commenced production from the second of three Argos Southwest Extension wells.

•	Commenced production from an infill well at Mad Dog A-Spar.

Marketing

•	Executed LNG sale and purchase agreements with:

○	SK Gas International, for the supply of approximately 0.6 Mtpa from 2027 through to 2040. Supply will be from Woodside’s global portfolio, including from the Louisiana LNG Project.

○	Boru Hatlarıile Petrol Taşıma A.Ş. (BOTAŞ), for the supply of approximately 0.5 Mtpa of LNG from 2030, for a period of up to nine years. Supply will primarily be from the Louisiana LNG Project; and

○	JERA, subsequent to the period, for the supply of three LNG cargoes (approximately 0.2 Mtpa) per year on a delivered ex-ship basis during Japan’s winter months from 2027 for a period of five years.

•

Executed agreements for the supply of conventional ammonia from the Beaumont New Ammonia facility. Deliveries will commence in 2026 and continue through year-end at prevailing market prices. Additional agreements are being advanced to align with expected BNA output, including for lower-carbon ammonia.

•	Added the Woodside Barrumbara to Woodside’s fleet of LNG vessels to support the start-up of the Scarborough Energy Project.

•	Executed incremental pipeline gas sales of:

○	2.5 PJ in Western Australia delivered in 2025. Woodside continues to engage with the Western Australian domestic market on additional spot supply and requirements for 2026 and 2027.

17 Completion of the transaction is subject to conditions precedent. See “Woodside simplifies portfolio and unlocks long-term value” announced on 19 December 2024.

18 Completion of the transaction is subject to conditions precedent. See “Woodside strengthens its Australian Operations” announced on 29 July 2025.

4	Fourth quarter report for period ended 31 December 2025

○	29.2 PJ in Eastern Australia for delivery in 2026 and 2027.

•

Supplied 41.8% of produced LNG at prices linked to gas hub indices in the quarter, realising a $1.5/MMBtu premium compared to oil-linked pricing. This represents 16.4% of Woodside’s total equity production.

Projects

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 Projects are on budget and were 94% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	The FPU departed China for transit to Australia. Subsequent to the period, the FPU arrived safely at the Scarborough field and the hook-up and commissioning phase commenced.

•	Completed the drilling campaign for all eight development wells. Reservoir quality and well deliverability were in line with pre-drill estimates.

•	Construction activities at Pluto Train 2 site continued, and commissioning of utility systems has commenced. The tie-in to the Pluto domestic gas export line has been completed.

•

Module construction at the Pluto Train 1 modifications yard continues. Civil, structural, and piping works advanced at the Pluto site, with the gas metering skid installed and put into operation on schedule. Successfully completed commissioning of the integrated remote operations centre. The centre is now remotely operating Pluto Train 1 and the Pluto Alpha platform.

•	First LNG cargo is on track for Q4 2026.

Beaumont New Ammonia

•	The Beaumont New Ammonia Project achieved first ammonia production in December.

•	Final project and commissioning activities will continue through early 2026.[19]

•	Project completion and associated payment of the remaining acquisition consideration is expected in 2026.

•	Upon project completion, operational control of the asset will transition to Woodside in accordance with the transaction agreements.

Trion

•	The Trion Project was 50% complete at the end of the quarter.

•	Completed FPU hull assembly, erection of the upper column frame and installation of critical equipment on the topside modules.

•	Progressed Floating Storage and Offloading unit procurement and fabrication.

•	Progressed subsea equipment manufacturing, including completion and testing of the first xmas tree.

•	Continued planning activities for the drilling campaign and preparation for subsea umbilicals, risers, flowlines and gas gathering line with installation expected to commence in 2026.

•	Regulatory approval of the HSE management system was granted, providing the final authorisation required to commence field activities.

•	First oil on target for 2028.

Louisiana LNG

•	The Louisiana LNG foundation development, comprising three trains, was 22% complete at the end of the quarter. First LNG is targeted for 2029.

•	Train 1 was 28% complete at the end of the quarter. During the period structural steel was erected and installation of underground piping commenced.

•	Trains 2 and 3 were 18% and 13% complete respectively, at the end of the quarter, with concrete foundation work continuing for both.

•	Construction remains focused on the LNG tanks and marine soil excavation in readiness for the commencement of dredging, marine pile installation, and establishing the marine offloading facility.

•

Closed transaction with Williams, for the sale of a 10% interest in HoldCo and an 80% interest in and operatorship of PipelineCo. As part of this investment, Williams assumed LNG offtake obligations for 10% of produced volumes.

19 Production of lower-carbon ammonia is targeted to start in the second half of 2026. See “Production milestone at Beaumont New Ammonia”, announced on 29 December 2025.

5	Fourth quarter report for period ended 31 December 2025

•

Secured long-term transportation capacity providing access to diverse gas supply sources for the project. Pipeline transportation capacity secured provides full coverage for the three-train foundation project, allowing for firm and long-term access to gas supply across multiple gas basins and hubs.

•

Secured approval from the US Department of Energy to extend the in-service date under the non-free trade agreement LNG Export Authorisation through to 31 December 2029. This authorisation also extended the term by three years through to 31 December 2053.

•	Received approval of a five-year property tax abatement under the State of Louisiana’s Industrial Tax Exemption Program.

Hydrogen Refueller @H2Perth

•	Commissioning activities continued on site, ready for start-up targeted for Q1 2026.

•	First hydrogen production is targeting the first half of 2026.[20]

Decommissioning

•	Commenced and completed recovery and removal of umbilical and subsea structures at Echo Yodel.

•	Completed the removal of Stybarrow well heads, xmas trees and other structures, and resumed recovery of umbilicals and flowlines.

•	Progressed offshore removal of Griffin umbilical and flowlines.

•

Platform preparation activities were progressed for the Bass Strait offshore platform removal campaign 1 project on three platforms and all approvals were received to commence onshore reception centre upgrades.

•	Completed the final subsea well abandonment on the Cobia and West Kingfish platforms.

•	Supported the installation of a new, purpose-built artificial reef designed to support local fishers and enhance marine biodiversity off the Western Australian coast.

Development and exploration

Browse

•	Engagement with regulators and stakeholders continued in support of advancing environmental approvals.

Sunrise

•

Executed a Cooperation Agreement with Timor-Leste’s Ministry of Petroleum and Mineral Resources to carry out studies and activities to mature a proposed Timor-based LNG concept (TLNG). The proposed TLNG concept includes greenfield LNG and domestic gas facilities, and a helium extraction plant.

•	The Cooperation Agreement activities will run in parallel to the ongoing Sunrise Joint Venture (SJV) activities and extends the work done in 2024 on the SJV concept study.

Calypso

•	The Calypso Joint Venture continues to review development options having completed concept select engineering studies in Q3 2025.

Exploration

•	In the US Gulf of America, Woodside was the successful bidder on eight blocks in Lease Sale BBG1, with the lease issuance pending final payment and regulatory approval.

•	Drilling activities for the non-operated Bandit-1 well are continuing, with results subject to further assessment.

New energy and carbon solutions

Carbon capture and storage (CCS) opportunities

•

The Angel CCS Project Joint Venture and the Bonaparte Assessment Joint Venture continued to progress concept definition level engineering design studies, regulatory approvals and customer development activities.

20 The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

6	Fourth quarter report for period ended 31 December 2025

•

Signed a Storage Study Agreement with Petroleum Sarawak Berhad to assess the technical and commercial feasibility of safely storing carbon dioxide in Site 3A in Central Luconia, offshore Sarawak, Malaysia.

Carbon credit portfolio

•

In Mexico, Woodside contracted to purchase up to two million carbon credits over a ten-year period commencing 2025 from a community-led tropical forest restoration and improved forest-management project.

•

In Indonesia, Woodside is funding a community-based, phased mangrove restoration initiative project. Woodside is expected to receive up to 4.6 million credits over a 40 year period from this arrangement commencing 2027.

Corporate activities

CEO succession

•	Woodside CEO and Managing Director, Meg O’Neill, advised the Board of her resignation during the period.

•	The Board appointed Liz Westcott as Acting CEO, and intends to announce a permanent appointment in the first quarter of 2026.

Climate and sustainability

•	United Nations Environment Programme (UNEP) confirmed that Woodside’s Oil and Gas Methane Partnership (OGMP2.0) plan meets the requirements of a “gold pathway”.[21]

•

Held a sustainability focus session on 8 December 2025 with investors on the United Nations Educational, Scientific and Cultural Organisation (UNESCO) World Heritage Listing of Murujuga and its significance for Woodside.

Hedging22

•	During 2025, 30 MMboe of 2025 oil production was hedged at an average price of $78.7 per barrel.

•	As at 31 December 2025, approximately 10 MMboe of 2026 oil production was hedged at an average price of $70.1 per barrel.

•

The realised value of all hedged positions for the period ended 31 December 2025 is an estimated pre-tax profit of $221 million, with a $203 million profit related to oil price hedges offset by a $7 million loss related to Corpus Christi hedges, and a $25 million profit related to other hedge positions. Hedging profits will be included in ‘other income’ except hedging profits related to interest rate swaps which will be included in ‘finance income’ in the financial statements.

Funding and liquidity22

•	As at 31 December 2025, Woodside had liquidity of approximately $9,300 million and net debt (including lease liabilities) of approximately $8,000 million.

Embedded commodity derivative22

•

In 2023, Woodside entered into a revised long-term gas sale and purchase contract with Perdaman. A component of the selling price is linked to the price of urea, creating an embedded commodity derivative in the contract. The fair value of the embedded derivative is estimated using a Monte Carlo simulation model.

•	As there is no long-term urea forward curve, Title Transfer Facilities (TTF) continues to be used as a proxy to simulate the value of the derivative over the life of the contract.

•

For the quarter ended 31 December 2025, an unrealised loss of approximately $10 million is expected to be recognised through other income. This brings the full year impact to an unrealised gain of approximately $137 million recognised in other income.

2025 Annual results and teleconference

•

Woodside’s 2025 Annual Report and associated investor briefing will be released to the market on Tuesday, 24 February 2026. These will also be available on Woodside’s website at http:// www.woodside.com/

21 2025 Oil & Gas Methane Partnership (OGMP) 2.0 Company Factsheets, Pg 137.

22 Results are preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

7	Fourth quarter report for period ended 31 December 2025

•

A teleconference providing an overview of the full year 2025 results and a question and answer session will be hosted by Woodside Acting CEO, Liz Westcott, and Chief Financial Officer, Graham Tiver, on Tuesday, 24 February 2026 at 10:00 AEDT / 07:00 AWST / 17:00 CST (Monday, 23 February 2026).

•	Briefing registration details will be published on the day.

Annual General Meeting

•

Woodside’s Annual General Meeting will be held at 10:00am (AWST) on Thursday, 23 April 2026 in Perth, Western Australia and online. The closing date for receipt of director nominations is 17 February 2026.

Upcoming events 2026

February	24	2025 Annual Report

March	16	Sustainability Briefing

April	23	Annual General Meeting

	29	First Quarter Report

8	Fourth quarter report for period ended 31 December 2025

Additional 2025 full-year line-item guidance

		Statutory	Underlying	Comments
Other income	$ million	850 - 1,050		Includes hedging gains of ~$200 million, profit on the divestment of the Greater Angostura assets of ~$160 million and a non-cash benefit for the Perdaman embedded derivative of ~ $140 million.
Restoration movement expense (other expense)	$ million	300 - 400
Other (other expense)	$ million	130 - 330		Includes costs in “Other” within the Other expenses line-item in Note A.1 of the Financial Statements. Excludes general, administrative and other costs, amortisation of intangible assets and depreciation of lease assets which are recognised separately within Other expenses.
Impairment losses	$ million	143	—	Impairment loss of $143 million pre-tax ($113 million post-tax) on the H2OK Project. Excluded from underlying NPAT.
Net finance costs	$ million	20 - 60		Includes ~$20 million in hedging gains relating to interest rate swaps.
Petroleum rent and resources (PRRT) expense	$ million	200 - 500
Income tax expense	$ million	560 - 960	770 - 1,170	A deferred tax asset (DTA) of $182 million for the Louisiana LNG Project was recognised on FID, within the 2025 half-year results. The Louisiana LNG DTA and tax impact of the H2OK impairment loss of $30 million are excluded from underlying NPAT.

The presentation of the above statutory line-items aligns to the consolidated income statement and Note A.1 segment revenue and expenses note in Woodside’s Annual Report. The line-item guidance provided above is preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

9	Fourth quarter report for period ended 31 December 2025

2026 full-year guidance

Item		Guidance	Comments
• Includes production volumes from hydrocarbons of 170-183 MMboe and Beaumont New Ammonia volumes of 2-3 MMboe.
Volumes	MMboe	172 - 186	• Pluto LNG Train 1 major turnaround in Q2 2026, duration approximately 5 weeks.
• Refer to Note 1 below for the approximate split of production volumes from hydrocarbons by product type.

Gas hub exposure[23]	%	~30
• Consistent with past practice, guidance is at current Woodside equity interests. This excludes the impact of any subsequent asset sell-downs, future acquisitions or other equity changes.
Capital expenditure[24,25,26,27]	$ million	4,000 - 4,500	• Excludes the final acquisition completion payment for Beaumont New Ammonia, expected in 2026. This will be separately disclosed in the cash flow statement.
• Refer to Note 2 below for the approximate split of capital expenditure by asset.
Abandonment expenditure	$ million	500 - 800
Exploration expenditure	$ million	~200
Production costs	$ million	1,500 - 1,800
Feed gas, services and processing costs	$ million	500 - 600	• Includes Beaumont New Ammonia’s operating costs, in addition to the Group’s tolling costs, feed gas and processing costs.
Property, plant and equipment depreciation and amortisation	$ million	4,200 - 4,700

Note 1: Production volumes from hydrocarbons

The approximate split of production volumes from hydrocarbons by product type is:

LNG	~45%
Crude and condensate	~35%
Pipeline gas	~15%
Natural gas liquids	~5%

Note 2: Capital expenditure

The approximate split of capital expenditure by asset is:
Louisiana LNG (including contributions from non-controlling interests)[24]	~25%
Scarborough[25]	~20%
Trion[26]	~20%
Australia Other[27]	~20%
International Other	~15%

23 Consistent with 2025 Capital Markets Day, presented on a 3 year average for 2026-2028. Includes binding sales and purchases agreements only, Woodside’s equity share of Scarborough and Pluto LNG, Corpus Christi offtake volumes and assumes the Chevron asset swap is completed.

24 Louisiana LNG (90% Louisiana LNG LLC, 60% Louisiana LNG Infrastructure LLC and 20% Driftwood Pipeline LLC) capital expenditure adjusted for the cash contributions from Stonepeak and Williams.

25 Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest.

26 Trion at 60% participating interest.

27 Completion of the asset swap with Chevron assumed in H2 2026. Woodside’s equity interests at current participating interests prior to the completion for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets.

10	Fourth quarter report for period ended 31 December 2025

Contacts:

INVESTORS	MEDIA	REGISTERED ADDRESS

Woodside Energy Group Ltd

ACN 004 898 962

Vanessa Martin	Christine Abbott	Mia Yellagonga

11 Mount Street

M: +61 477 397 961	M: +61 484 112 469	Perth WA 6000

Australia

E: investor@woodside.com	E: christine.abbott@woodside.com	T: +61 8 9348 4000

www.woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

11	Fourth quarter report for period ended 31 December 2025

Production summary

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Gas	MMscf/d	1,709	1,827	1,909	1,800	1,931
Liquids	Mbbl/d	232	231	224	229	191
Total	Mboe/d	531	552	559	545	530

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	6,091	5,895	7,117	23,756	29,426
Pluto[28]	Mboe	11,583	12,328	11,232	45,438	46,719
Wheatstone	Mboe	2,390	2,677	2,460	9,913	9,341
Total	Mboe	20,064	20,900	20,809	79,107	85,486

Pipeline gas
Bass Strait	Mboe	3,431	3,929	3,140	14,205	12,978
Other[29]	Mboe	3,673	3,921	4,136	15,376	15,278
Total	Mboe	7,104	7,850	7,276	29,581	28,256

Crude oil and condensate
North West Shelf	Mbbl	1,083	1,093	1,250	4,194	5,187
Pluto[28]	Mbbl	939	989	911	3,684	3,741
Wheatstone	Mbbl	436	471	423	1,767	1,739
Bass Strait	Mbbl	367	505	482	1,731	2,178
Macedon & Pyrenees	Mbbl	430	347	617	1,704	1,466
Ngujima-Yin	Mbbl	973	960	1,143	3,742	4,234
Okha	Mbbl	452	575	616	1,926	2,188
Total	Mboe	4,680	4,940	5,442	18,748	20,733

NGL
North West Shelf	Mbbl	247	258	274	942	1,131
Pluto[28]	Mbbl	53	65	58	222	226
Bass Strait	Mbbl	631	842	740	2,894	3,665
Total	Mboe	931	1,165	1,072	4,058	5,022

Total Australia[30]	Mboe	32,779	34,855	34,599	131,494	139,497
	Mboe/d	356	379	376	360	381

28 Q4 2025 includes 1.80 MMboe of LNG, 0.09 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.

29 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

30 Q4 2025 includes 0.27 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

12	Fourth quarter report for period ended 31 December 2025

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024

INTERNATIONAL

Pipeline gas

USA	Mboe	408	491	305	1,686	1,316

Trinidad & Tobago	Mboe	-	242	2,425	4,863	8,953

Other[31]	Mboe	-	6	-	34	-

Total	Mboe	408	739	2,730	6,583	10,269

Crude oil and condensate

Atlantis	Mbbl	2,761	2,783	2,238	10,620	9,049

Mad Dog	Mbbl	2,797	2,310	2,607	10,154	10,679

Shenzi	Mbbl	1,958	2,088	1,832	8,389	8,617

Trinidad & Tobago	Mbbl	-	13	140	205	503

Sangomar	Mbbl	7,781	7,516	6,901	29,703	13,343

Other[31]	Mbbl	34	5	81	39	324

Total	Mboe	15,331	14,715	13,799	59,110	42,515

NGL

USA	Mbbl	363	442	320	1,601	1,583

Other[31]	Mbbl	-	3	-	18	-

Total	Mboe	363	445	320	1,619	1,583

Total International	Mboe	16,102	15,899	16,849	67,312	54,367
	Mboe/d	175	173	183	184	149

Total Production	Mboe	48,881	50,754	51,448	198,806	193,864
	Mboe/d	531	552	559	545	530

31 Overriding royalty interests held in the USA for several producing wells.

13	Fourth quarter report for period ended 31 December 2025

Product sales

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024

Gas	MMscf/d	1,924	2,122	2,129	2,018	2,092

Liquids	Mbbl/d	232	226	214	228	190

Total	Mboe/d	569	599	588	581	557

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
AUSTRALIA

LNG

North West Shelf	Mboe	5,797	4,743	6,753	22,486	29,195

Pluto	Mboe	11,703	13,609	10,490	46,957	45,766

Wheatstone[32]	Mboe	2,974	1,623	2,504	10,160	10,608

Total	Mboe	20,474	19,975	19,747	79,603	85,569

Pipeline gas

Bass Strait	Mboe	3,456	4,070	3,320	14,445	13,561

Other[33]	Mboe	3,440	4,028	4,058	14,885	14,203

Total	Mboe	6,896	8,098	7,378	29,330	27,764

Crude oil and condensate

North West Shelf	Mbbl	1,225	1,194	1,203	4,264	5,574

Pluto	Mbbl	661	1,338	1,093	3,354	3,874

Wheatstone	Mbbl	648	417	319	2,050	1,674

Bass Strait	Mbbl	-	531	518	1,664	2,048

Ngujima-Yin	Mbbl	747	1,171	1,006	3,732	4,105

Okha	Mbbl	654	-	653	1,910	2,461

Macedon & Pyrenees	Mbbl	438	496	472	1,931	1,466

Total	Mboe	4,373	5,147	5,264	18,905	21,202

NGL

North West Shelf	Mbbl	223	430	252	1,130	1,022

Pluto	Mbbl	66	105	53	281	209

Bass Strait	Mbbl	598	374	303	2,208	2,591

Total	Mboe	887	909	608	3,619	3,822

Total Australia	Mboe	32,630	34,129	32,997	131,457	138,357
	Mboe/d	355	371	359	360	378

32 Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.23 MMboe in Q4 2024 and 0.43 MMboe in YTD 2024. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

33 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

14	Fourth quarter report for period ended 31 December 2025

		Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
INTERNATIONAL

Pipeline gas

USA[34]	Mboe	331	438	231	1,577	1,139

Trinidad & Tobago	Mboe	-	243	2,802	4,750	8,869

Other[35]	Mboe	5	4	6	17	19

Total	Mboe	336	685	3,039	6,344	10,027

Crude oil and condensate

Atlantis	Mbbl	2,729	2,801	2,108	10,630	8,983

Mad Dog	Mbbl	2,710	2,310	2,629	10,125	10,787

Shenzi	Mbbl	1,931	2,094	1,730	8,257	8,544

Trinidad & Tobago	Mbbl	-	5	53	181	345

Sangomar	Mbbl	7,603	6,833	6,793	28,462	12,863

Other[35]	Mbbl	41	47	42	192	206

Total	Mboe	15,014	14,090	13,355	57,847	41,728

NGL

USA	Mbbl	350	440	303	1,546	1,558

Other[35]	Mbbl	3	2	4	9	11

Total	Mboe	353	442	307	1,555	1,569

Total International	Mboe	15,703	15,217	16,701	65,746	53,324
	Mboe/d	171	165	182	180	146

MARKETING[36]

LNG	Mboe	3,341	5,492	4,196	13,920	10,952

Liquids	Mboe	695	249	160	1,112	1,323

Total	Mboe	4,036	5,741	4,356	15,032	12,275

Total Marketing	Mboe	4,036	5,741	4,356	15,032	12,275

Total sales	Mboe	52,369	55,087	54,054	212,235	203,956
	Mboe/d	569	599	588	581	557

34 Restated additional volumes of 0.09 MMboe in Q1 2025, 0.10 MMboe in Q2 2025 and 0.09 MMboe in Q3 2025 to reflect a revised MMBtu to boe conversion factor.

35 Overriding royalty interests held in the USA for several producing wells.

36 Purchased volumes sourced from third parties.

15	Fourth quarter report for period ended 31 December 2025

Revenue (US$ million)37

	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
AUSTRALIA

North West Shelf	381	323	497	1,534	2,133

Pluto	800	1,000	853	3,339	3,409

Wheatstone[38]	230	135	213	819	889

Bass Strait	212	265	217	988	1,031

Macedon	54	44	49	202	196

Ngujima-Yin	48	88	84	279	361

Okha	44	-	50	134	197

Pyrenees	29	37	40	149	128

Total Australia	1,798	1,892	2,003	7,444	8,344

INTERNATIONAL

Atlantis	169	196	156	737	714

Mad Dog	159	150	183	660	828

Shenzi	117	142	124	564	679

Trinidad & Tobago[39]	-	6	66	150	228

Sangomar	479	477	484	1,947	948

Other[40]	2	2	2	11	15

Total International	926	973	1,015	4,069	3,412

Marketing revenue[41]	273	452	410	1,269	1,187

Total sales revenue[42]	2,997	3,317	3,428	12,782	12,943

Processing revenue	29	39	53	177	220
Shipping and other revenue	9	3	3	25	16

Total revenue	3,035	3,359	3,484	12,984	13,179

37 Results are preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

38 Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of $14 million in Q4 2024 and $28 million in YTD 2024. These amounts are included within other income/(expenses) in the financial statements. Restatement allows for revenue presented in this quarterly report to reconcile to operating revenue, the IFRS measure presented in Woodside Financial Statements.

39 Includes the impact of periodic adjustments related to the production sharing contract (PSC).

40 Overriding royalty interests held in the USA for several producing wells.

41 Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and Liquids portfolio. Marketing revenue excludes intersegment revenue of $44 million in Q4 2025 and $120 million in YTD 2025, hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

42 Referred to as ‘Revenue from sale of hydrocarbons’ in Woodside financial statements. Total sales revenue excludes all hedging impacts.

16	Fourth quarter report for period ended 31 December 2025

Realised prices43

	Units	Q4 2025	Q3 2025	Q4 2024	Units	Q4 2025	Q3 2025	Q4 2024
LNG produced	$/MMBtu	9.4	9.5	10.8	$/boe	59	60	69
LNG traded[44]	$/MMBtu	9.9	11.2	12.6	$/boe	62	71	80
Pipeline gas					$/boe	39	38	33
Oil and condensate	$/bbl	62	68	71	$/boe	62	68	71
NGL	$/bbl	37	41	45	$/boe	37	41	45
Liquids traded[44]	$/bbl	54	60	67	$/boe	54	60	67
Average realised price for pipeline gas:
Western Australia	A$/GJ	6.9	6.8	6.6
East Coast Australia	A$/GJ	12.6	12.9	12.7
International[45]	$/Mcf	4.3	3.6	4.2

Average realised price	$/boe	57	60	63
Dated Brent	$/bbl	64	69	75
JCC (lagged three months)	$/bbl	72	75	86
WTI	$/bbl	59	65	70
JKM	$/MMBtu	11.2	12.5	13.5
TTF	$/MMBtu	10.8	11.7	12.8

Average realised price decreased 5% from the prior quarter reflecting a downward trend in oil-linked and gas pricing.

43 Results are preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

44 Excludes any additional benefit attributed to produced volumes through third-party trading activities.

45 Sales volumes have been restated to reflect volumes sold in MMBtu at a revised boe conversion factor impacting realised price by -$0.2/Mcf in Q1 2025, -$0.2/Mcf in Q2 2025 and -$0.6/Mcf in Q3 2025.

17	Fourth quarter report for period ended 31 December 2025

Capital expenditure (US$ million)46

	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Evaluation capitalised[47]	7	8	17	44	77
Property plant & equipment	938	1,032	1,315	3,687	4,616
Other[48]	9	7	64	43	226

Capital expenditure excluding Louisiana LNG	954	1,047	1,396	3,774	4,919
Louisiana LNG capital expenditure[49]	505	498	219	3,658	219
Cash contributions from participants[50]	(600)	(222)	-	(2,692)	-
Other[51]	(37)	-	-	(37)	-
Total Louisiana LNG capital expenditure	(132)	276	219	929	219
Total capital expenditure	822	1,323	1,615	4,703	5,138
Acquisitions[52]	-	-	1,066	-	2,966
Total	822	1,323	2,681	4,703	8,104

	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Scarborough	389	361	664	1,405	2,239
Trion	186	291	299	884	758
Sangomar	6	-	112	23	601
Other	373	395	321	1,462	1,321
Capital expenditure excluding Louisiana LNG	954	1,047	1,396	3,774	4,919

Other expenditure (US$ million)[46]

	Q4 2025	Q3 2025	Q4 2024	YTD 2025	YTD 2024
Exploration capitalised[47,53]	18	17	-	40	22
Exploration and evaluation expensed[54]	56	46	140	183	330
Permit amortisation	-	2	2	5	10
Total	74	65	142	228	362

Trading costs	290	445	290	1,145	695

46 Results are preliminary, unaudited and subject to change prior to finalising the 2025 Financial Statements.

47 Project final investment decisions result in amounts of previously capitalised exploration and evaluation expense (from current and prior years) being transferred to property plant & equipment. This table does not reflect the impact of such transfers.

48 Other primarily incorporates corporate spend including SAP build costs, other investments and other capital expenditure.

49 Capital expenditure for Louisiana LNG is presented at 100% working interest equity.

50 Capital contributions received from Stonepeak and Williams for the development of Louisiana LNG.

51 Net payments to/from Williams for Driftwood Pipeline LLC associated with 2025 capital reimbursement included in sell-down proceeds and ongoing cash call payments.

52 Acquisition of Louisiana LNG of $1,066m and OCI’s Clean Ammonia Project in Beaumont, Texas of $1,900m.

53 Exploration capitalised has been reclassified from capital expenditure to other expenditure. Exploration capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of well costs reclassified to expense on finalisation of well results.

54 Includes seismic and general permit activities and other exploration costs.

18	Fourth quarter report for period ended 31 December 2025

Exploration or appraisal wells drilled

Region	Permit area	Well	Target	Interest (%)	Spud date	Water depth (m)	Planned well depth (m)[55]	Remarks

United States	GC 680	Bandit-1	Oil	17.5% Non-operator	2 September 2025	1,555	10,811	Drilling

Australia	WA-49-L	JUB1B	Gas	65% Operator	21 July 2025	170	3,736	Productive
	WA-49-L	JUA1C	Gas	65% Operator	4 August 2025	174	4,717 planned, 4,644.5 actual	Not commercial

Permits and licences

Key changes to permit and licence holdings during the quarter ended 31 December 2025 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
United States	MC 368, MC 369, MC 455, MC 456	(25.0%)	—	Licence assignment[56]
	GC 436	(44%)	—	Licence relinquished
	GC 480	(44%)	—	Licence expired
	MC 798, MC 842	(45%)	—	Licence relinquished
	AC 82	(45%)	—	Licence expired
	AC 34, AC 78	(70%)	—	Licence expired
	GC 168	(75%)	—	Licence relinquished
	GB 574, GB 575, GB 619	(100%)	—	Licence relinquished

55 Well depths are referenced to the rig rotary table.

56 Awaiting Bureau of Ocean Energy Management approval.

19	Fourth quarter report for period ended 31 December 2025

Production rates

Average daily production rates (100% project) for the quarter ended 31 December 2025:

	Woodside share[57]	Production rate (100% project, Mboe/d)		Remarks
		Dec	Sep
		2025	2025
AUSTRALIA
NWS Project

LNG	30.10%	220	218	LNG production was higher due to production optimisation.
Crude oil and condensate	30.18%	39	40
NGL	30.21%	9	9

Pluto LNG
LNG	90.00%	118	123	Production lower in Q4 due to higher ambient temperatures.
Crude oil and condensate	90.00%	10	11

Pluto-KGP Interconnector
LNG	100.00%	20	23	Production was lower due to reduced feed gas to Karratha Gas Plant.
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[58]
LNG	11.07%	235	235

Crude oil and condensate	15.37%	31	31

Bass Strait
Pipeline gas	51.11%	73	94	Production was lower due to lower seasonal demand.
Crude oil and condensate	42.77%	9	12
NGL	44.86%	15	20

Australia Oil
Ngujima-Yin	60.00%	18	17	Production was lower due to Okha planned shutdown and reliability.
Okha	50.00%	10	13
Pyrenees	63.81%	7	6

Other

Pipeline gas[59]		40	43	Production was lower due to reduced nominations

57 Woodside share reflects the net realised interest for the period.

58 The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has a 65% participating interest and is the operator.

59 Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

20	Fourth quarter report for period ended 31 December 2025

	Woodside share[60]	Production rate (100% project, Mboe/d)		Remarks
		Dec	Sep
		2025	2025
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	78	79	Production was lower due to midstream curtailment events and planned downtime.
NGL	38.50%	4	7
Pipeline gas	38.50%	8	11

Mad Dog
Crude oil and condensate	20.86%	146	120	Production was higher due to new wells online.
NGL	20.86%	5	4
Pipeline gas	20.86%	3	2

Shenzi
Crude oil and condensate	64.64%	33	35	Production was lower due to midstream curtailment and unplanned downtime.
NGL	64.67%	2	2
Pipeline gas	64.69%	1	1

Trinidad & Tobago
Crude oil and condensate	–%[61]	–	–	Greater Angostura divestment completed in July.
Pipeline gas	–%[61]	–	6

Sangomar

Crude oil	85.31%[61]	99	99

60 Woodside share reflects the net realised interest for the period. 61 Operations governed by production sharing contracts.

21	Fourth quarter report for period ended 31 December 2025

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products, potential investment decisions, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, income, expenses, costs, losses, capital and exploration expenditure, gas hub exposure and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and other climate and sustainability goals. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’, and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, sustainability and environmental risks, climate related transition and physical risks, changes in accounting, standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including but not limited to those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

22	Fourth quarter report for period ended 31 December 2025

Other important information

All figures are Woodside share for the quarter ending 31 December 2025, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

Notes to petroleum reserves and resources

1.

The petroleum reserve estimates are quoted as at the effective date of 31 December 2025, net Woodside share. US investors should refer to “Additional information for US investors concerning reserves and resources estimates” below.

2.

All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information becomes available.

3.	For offshore oil and gas projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform.

4.	For onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.

5.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS) (SPE-PRMS) guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company’s fiscal year. Woodside estimates and reports its proved plus probable reserves in accordance with SPE-PRMS guidelines which are not compliant with SEC regulations.

6.

Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

7.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

8.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

9.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

10.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

11.

‘Probable reserves’ are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

12.

The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The reserves and resources estimates included in this announcement are issued with the prior written consent of Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA) and 27 years of relevant experience.

23	Fourth quarter report for period ended 31 December 2025

Additional information for US investors concerning resource estimates

Woodside is an Australian company with securities listed on the Australian Securities Exchange and the New York Stock Exchange. As noted above, Woodside estimates and reports its proved reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its proved plus probable reserves and 2C contingent resources in accordance with SPE-PRMS guidelines. Woodside reports all petroleum resource estimates using definitions consistent with SPE-PRMS.

The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than ‘reserves’ (as that term is defined by the SEC). In this announcement, Woodside includes estimates of quantities of oil and gas using certain terms, such as ‘proved plus probable (2P) reserves’, ‘best estimate (2C) contingent resources’, ‘reserves and contingent resources’, ‘proved plus probable’, ‘developed and undeveloped’, ‘probable developed’, ‘probable undeveloped’, ‘contingent resources’ or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC is filed with the SEC as part of Woodside’s annual report on Form 20-F. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https:// www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available at www.sec.gov.

Glossary, units of measure and conversion factors

Refer to the Glossary in the Annual Report 2024 for definitions, including carbon related definitions.

Product	Unit	Conversion factor

Natural gas	5,700 scf	1 boe

Condensate	1 bbl	1 boe

Oil	1 bbl	1 boe

Natural gas liquids	1 bbl	1 boe

Ammonia	1 metric tonne	3.68 boe

Facility	Unit	LNG Conversion factor

Karratha Gas Plant	1 tonne	8.08 boe

Pluto LNG Gas Plant	1 tonne	8.34 boe

Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

24	Fourth quarter report for period ended 31 December 2025

Term	Definition

bbl	barrel

bcf	billion cubic feet of gas

boe	barrel of oil equivalent

GJ	gigajoule

Mbbl	thousand barrels

Mbbl/d	thousand barrels per day

Mboe	thousand barrels of oil equivalent

Mboe/d	thousand barrels of oil equivalent per day

Mcf	thousand cubic feet of gas

MMboe	million barrels of oil equivalent

MMBtu	million British thermal units

MMscf/d	million standard cubic feet of gas per day

Mtpa	million tonnes per annum

PJ	petajoule

scf	standard cubic feet of gas

TJ	terajoule

Glossary

Please refer to the Glossary in the Annual Report 2024 for definitions, including carbon related definitions.

25	Fourth quarter report for period ended 31 December 2025